BAT Industries



BRITISH AMERICAN TOBACCO



news release

For immediate release: Friday, 30 July 2004

Sale of Etìnera S.p.A.

British American Tobacco has agreed to sell Etìnera S.p.A., the distribution business of its Italian subsidiary BAT Italia (formerly state-owned Ente Tabacchi Italiani), for €590 million in cash.

Compañía de Distribución Integral Logista S.A. will acquire a 96 per cent stake and Axiter Investments S.L. the remaining four per cent.

Logista is a specialist distributor of tobacco and other products in Spain and Portugal and is 57 per cent owned by tobacco company Altadis S.A. Axiter is an affiliate of Confcommercio, Italy's largest trade association.

The transaction is subject to approval from the Italian Government and competition authorities and receipt of satisfactory tax clearance. Completion is anticipated in the fourth quarter of this year.

Paul Adams, British American Tobacco's Chief Executive, said: "This transaction is a sensible solution for all concerned in the Italian tobacco industry.

"It allows BAT Italia to focus on developing its portfolio of international and local brands and avoid possible restructuring costs at Etìnera. Also, the new owners are committed to improving productivity, sharing the benefit with all tobacco manufacturers. The transaction will enhance Group earnings per share as a result of not having to restructure Etìnera in the event of a withdrawal of business by Philip Morris International."

At 30 September 2003, Etìnera had net assets of €57 million. At the same date Etìnera had net cash of €373 million from which a €38 million dividend was paid to ETI in December 2003. Earnings before interest, taxes, amortisation and depreciation were €60 million and interest income was €16 million for the year to 30 September 2003.

British American Tobacco won the auction to acquire ETI for €2.325 billion (GBP1.6 billion) in July last year. The transaction was approved by the Italian Competition Authority and was completed on 23 December.

dlw 8/9

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519



BRITISH AMERICAN
TOBACCO


SEC MAIL PROCESSING
RECEIVED
AUG 0 5 2004
WASH, D.C.
SECTION

news release

28 July 2004

RJR Shareholders Approve Proposed Combination of Reynolds Tobacco and Brown & Williamson

The following statement has been released by R.J. Reynolds Tobacco Holdings, Inc. relating to the result of the special meeting held to approve the proposed combination of R.J. Reynolds Tobacco Company and the US business of Brown & Williamson Tobacco Corporation.

As a result of the shareholder approval, the transaction is expected to close on 31 July and the shares of the new holding company, Reynolds American Inc., are due to start trading on the New York Stock Exchange on 2 August 2004. Through Brown & Williamson, British American Tobacco p.l.c. will own 42 per cent of Reynolds American Inc.

WINSTON-SALEM, N.C. – July 28, 2004 – During a special meeting held today, the shareholders of R.J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) voted to approve the proposed combination of R.J. Reynolds Tobacco Company (RJRT) and the U.S. business of Brown & Williamson Tobacco Corp. (B&W).

Of the 61,401,184 shares voted, 98.77 percent voted in favor of the combination.

"This vote demonstrates RJR shareholders' confidence in the value this business combination brings to both the company's financial performance and competitive position," said Andrew J. Schindler, chairman and CEO of RJR. "This transaction will yield more than $500 million in annual operating efficiencies within the next two years, and enable the new R.J. Reynolds Tobacco Co. to compete more effectively in the U.S. cigarette market."

The agreement announced in October 2003 between RJR and B&W calls for the creation of a new publicly traded holding company, Reynolds American Inc., with approximately 150 million shares outstanding. Reynolds American will trade on the New York Stock Exchange under the trading symbol RAI once the transaction has closed.

Also as part of the transaction, RJR will pay $400 million in cash to acquire the stock of Lane Limited, a British American Tobacco p.l.c. (AMEX: BTI) subsidiary that manufactures several roll-your-own, pipe tobacco and little cigar brands, and distributes Dunhill tobacco products.

Once the transaction has closed, Reynolds American will have four operating companies: R.J. Reynolds Tobacco Company, Lane Limited, Santa Fe Natural Tobacco Company, and R.J. Reynolds Global Products, Inc. Existing RJR shareholders will own approximately 58 percent of Reynolds American, through a one-for-one exchange of their RJR stock for stock of the new company. Through B&W, BAT will own about 42 percent of Reynolds American Inc. stock. The U.S. Internal Revenue Service has confirmed that the transaction will be tax-free to RJR shareholders and BAT under existing Federal tax law and regulations.

Schindler will serve as executive chairman of Reynolds American Inc. for a six-month period after closing, and then become non-executive chairman. Susan Ivey, currently president and CEO of B&W, will serve as president and CEO of Reynolds American Inc. The company's headquarters and operations will be consolidated in Winston-Salem, N.C.

On August 2, 2004, a conference call regarding R.J. Reynolds Tobacco Holdings, Inc.'s second-quarter financial results and the creation of Reynolds American Inc. will be webcast at 9:30 a.m. Eastern Daylight Time. The call will be available online on a listen-only basis at *www.RJRHoldings.com*. Registration for the call is available on the Investors section of the site.

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519